FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period February 28, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI

NEWS RELEASE

Shareholders’ Meeting called for 27 and 28 April 2006

Turin, 28 February 2006 – The Board of Directors of SANPAOLO IMI met today and called Ordinary and Extraordinary Shareholders’ Meetings for 27 and 28 April, respectively on first and second calling.

The Ordinary Meeting will be asked to approved the financial statements for 2005, increase in the legal reserve and distribution of profits. The Meeting will also vote on the remuneration of Directors, changes to procedures of the Meeting pursuant to the latest legislative and regulatory modifications and usual authorisation for the purchase and sale of own shares, which may also be used in the context of incentive schemes for employees of the Company or its subsidiaries.

The Extraordinary Meeting will be asked to approve a scrip increase in capital: the application of fair value principles for the valuation of certain fixed assets (according to IAS/IFRS) has led to an increase in net equity.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com -Telefax +39 011 555 2989

www.grupposanpaoloimi.com

Dean Quinn (+39 011 555 2593)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: International Strategy, London Branch

Date: February 28, 2006